                                                                    EXHIBIT 99.6




ABSTRACT OF THE TERMS OF APPOINTMENTS OF MR. N. R. NARAYANA MURTHY AS CHAIRMAN & CHIEF MENTOR; MR. NANDAN M. NILEKANI AS CHIEF EXECUTIVE OFFICER, PRESIDENT & MANAGING DIRECTOR; AND MR. K. DINESH AS WHOLE-TIME DIRECTOR OF INFOSYS TECHNOLOGIES LIMITED, ISSUED TO THE MEMBERS OF THE COMPANY PURSUANT TO SECTION 302 OF THE COMPANIES ACT, 1956:

As part of the initiative to create an enduring leadership for the company, the Board of Directors in its meeting held on January 10, 2002, re-designated Mr. N.
R. Narayana Murthy as the Chairman and Chief Mentor and Mr. Nandan M. Nilekani as the Chief Executive Officer, President and Managing Director of the company. These changes took effect on March 31, 2002. The Board of Directors at its meeting held on April 10, 2002, reappointed Mr. N. R. Narayana Murthy as Chairman and Chief Mentor; Mr. Nandan M. Nilekani as Chief Executive Officer, President and Managing Director; and Mr. K. Dinesh as Whole-time Director of the company, for a period of five years with effect from May 1, 2002. The reappointment of Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh and the terms of their reappointment are subject to the approval of the members in general meeting, pursuant to the provisions of Sections 198, 269, 309, Schedule XIII and other applicable provisions of the Companies Act, 1956. The terms and conditions of their appointments are as follows:

1.   Period of appointment: May 1, 2002 to April 30, 2007.

2.   Details of remuneration:

a)   Salary per month:

     Mr. N. R. Narayana Murthy    Rs. 70,300 p.m.     In the scale of Rs. 30,000 - Rs. 80,000 p.m

     Mr. Nandan M. Nilekani       Rs. 70,300 p.m.     In the scale of Rs. 30,000 - Rs. 80,000 p.m

     Mr. K. Dinesh                Rs. 70,300 p.m.     In the scale of Rs. 30,000 - Rs. 80,000 p.m

b)   Performance bonus:

     Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh, shall be entitled to performance bonus based on their performance or based on their value addition to the company, up to a maximum of 25% of salary, payable quarterly or at other intervals as may be decided by the Board.

c)   Company Performance-Linked Incentive:

     Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh shall be eligible for a Company Performance-Linked Incentive, payable quarterly or at other intervals as may be decided by the Board.

d)   Perquisites and allowances:

     (i) Housing: Furnished/unfurnished residential accommodation or house rent allowance at 40% of salary in lieu thereof. Expenses incurred on gas, electricity, water and furnishings shall be valued as per Income Tax Rules, 1962.

     (ii) Medical reimbursement/allowance: Reimbursement of actual expenses for self and family and/or allowances will be paid as per the rules of the company.

     (iii) Leave travel concession/allowance: For self and family once in a year, in accordance with the rules of the company.

     (iv)   Club fees: Fees payable subject to a maximum of two clubs.

     (v)    Personal accident insurance: As per the rules of the company.

     (vi) Provision of driver/Allowance for driver's salary: As per the rules of the company.

     (vii) Company car and telephone: Expenses in relation to use of company car and telephone for official purposes.

e)   Other benefits:

     (i)    Earned/privilege leave: As per the rules of the company.

     (ii) Company's contribution to provident fund and superannuation fund: As per the rules of the company.

     (iii)  Gratuity: As per the rules of the company.

     (iv)   Encashment of leave: As per the rules of the company.

     The aggregate of the salary, performance bonus, company performance-linked incentive, perquisites and allowances, and other benefits taken together in respect of payment to Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh, shall always be subject to the overall ceilings laid down in Sections 198 and 309 of the Companies Act, 1956.

f)  Minimum remuneration

     Where in any financial year, during the currency of tenure of Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh, the company incurs a loss or its profits are inadequate, the company may pay them remuneration by way of salary, performance bonus, perquisites and allowances not exceeding the limits as specified below:

     Mr. N. R. Narayana Murthy    Rs. 12,33,480 p.a.   or     Rs. 1,02,790 p.m.

     Mr. Nandan M. Nilekani       Rs. 12,33,480 p.a.   or     Rs. 1,02,790 p.m.

     Mr. K. Dinesh                Rs. 12,33,480 p.a.   or     Rs. 1,02,790 p.m.

     and in addition the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

3. Termination: The Agreement may be terminated by either party by giving six months notice in writing, of such termination. If, at any time, Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh cease to be directors of the company for any cause whatsoever, the agreement shall forthwith be terminated.

4. Duties: Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh shall perform such duties as may from time to time be entrusted to them, subject to the superintendence and control of the Board of Directors.

ABSTRACT OF THE TERMS OF APPOINTMENT OF MR. S. D. SHIBULAL AS WHOLE-TIME DIRECTOR OF INFOSYS TECHNOLOGIES LIMITED, ISSUED TO THE MEMBERS OF THE COMPANY PURSUANT TO SECTION 302 OF THE COMPANIES ACT, 1956:

The term of Mr. S. D. Shibulal as a Whole-time director of the company came to an end on January 9, 2002. He has since been reappointed as a Whole-time director of the company for a further period of five years. Further, in view of the company's business requirements, the Board of Directors of the company in its meeting held on April 10, 2002 resolved that Mr. S. D. Shibulal will be based in U.S.A., from April 14, 2002. Accordingly, for the period between January 10, 2002 and April 13, 2002, Mr. S. D. Shibulal's re-appointment as Whole-time director shall be on the same terms and conditions as was approved by the Company in the General Meeting held on June 7, 1997 (except Clause 2 (f) below) and effective April 14, 2002, Mr. S. D. Shibulal's reappointment as a Whole-time director (so long as he is based outside of India) shall be on the terms and conditions mentioned below. These terms and conditions are subject to revision if and when Mr. S. D. Shibulal is posted to a position based in India. If Mr. S. D. Shibulal is posted to a position in India prior to the completion of his term as a Whole-time director, the terms and conditions of appointment approved by the Company in the General Meeting held on June 7, 1997 (except Clause 2 (f) below) would be applicable. The reappointment of Mr. S. D. Shibulal and the terms of his reappointment are subject to the approval of the members in general meeting, pursuant to the provisions of Sections 198, 269, 309, Schedule XIII and other applicable provisions of the Companies Act, 1956.

1.   Period of appointment: January 10, 2002 to January 09, 2007.

2.   Details of remuneration:

     (i)    January 10, 2002 to April 13, 2002

     ---------------------------------------------------------------------------
     [On the same terms and conditions as approved
      by the Company in the General Meeting held on            Rs. 70,300 p.m.   In the scale of Rs. 30,000 - Rs. 80,000 p.m.
      June 7, 1997]

     (ii)   April 14, 2002 to January 09, 2007

a)   Salary per month:

     ---------------------------------------------------------------------------
     April 14, 2002 to January 09, 2007,
     [Only if, Mr. S. D. Shibulal is based outside of India.]  US $ 20,833 p.m.  In the scale of US $ 16,667 - US $ 29,167 p.m.

b)   Performance Bonus:

     Mr. S. D. Shibulal shall be entitled to performance bonus based on his performance or based on his value addition to the company, up to a maximum of US $ 80,000 per annum or up to 150% of salary, payable quarterly or at other intervals as may be decided by the Board.

c)   Company Performance-Linked Incentive:

     Mr. S. D. Shibulal shall be eligible for a Company Performance-Linked Incentive, payable quarterly or at other intervals as may be decided by the Board.

d)   Perquisites and allowances:

     Mr. S. D. Shibulal shall be covered under the health-care, income protection and retirement plans offered by Infosys to all its US based employees:

     (i) Health care benefits: The company will incur expenditure as per the rules of the company for insuring Mr. S. D. Shibulal and his dependent family for medical and dental care, vision care, and offers him a life insurance and accidental death and dismemberment (AD&D) insurance.

     (ii) Disability insurance: The company will incur expenditure as per the rules of the company, for covering Mr. S. D. Shibulal under the income protection plan that provides short term and long term disability insurance in case of any situation that disables him from attending regular duties (and earning full wages) for a continuous period exceeding one week.

     (iii) 401(k) plan: Mr. S. D. Shibulal shall be eligible to participate in this tax-deferred retirement benefit where the company matches 25% of the employee's contribution per year, up to a maximum amount as per the rules of the company.

     (iv) Conveyance: Mr. S. D. Shibulal shall be entitled to a fully insured company leased car and operational expenses thereof to discharge his official responsibilities.

     (v) Telephone: Use of the company's telephone at residence for official purposes.

e)   Other benefits:

     (i)    Earned/privilege leave: As per the rules of the company.

     (ii)   Encashment of leave: As per the rules of the company.

     The aggregate of the salary, performance bonus, company performance-linked incentive, perquisites and allowances, and other benefits taken together in respect of payment to Mr. S. D. Shibulal, shall always be subject to the overall ceilings laid down in Sections 198 and 309 of the Companies Act, 1956.

f)   Minimum remuneration

     Where in any financial year, during the currency of tenure of Mr. S. D. Shibulal, the company incurs a loss or its profits are inadequate, the company may pay remuneration by way of salary, performance bonus, perquisites and allowances not exceeding the limits as specified below:

     Mr. S. D. Shibulal          Rs. 12,33,480 p.a.   or     Rs. 1,02,790 p.m.

     and in addition the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

3. Termination: The Agreement may be terminated by either party by giving six months notice in writing, of such termination. If, at any time, Mr. S. D. Shibulal ceases to be director of the company for any cause whatsoever, the agreement shall forthwith be terminated.

4. Duties: Mr. S. D. Shibulal shall perform such duties as may from time to time be entrusted to him, subject to the superintendence and control of the Board of Directors.

MEMORANDUM OF INTEREST

No director, except Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. K. Dinesh and Mr. S. D. Shibulal are concerned or interested in their respective reappointments.

This abstract is being sent to members, as per the requirement of Section 302 of the Companies Act, 1956.



                                       By order of the Board

Place : Bangalore                      V. Balakrishnan
Date  : April 10, 2002                 Vice President (Finance) and Company
                                       Secretary




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If undelivered, please return to:

Infosys Technologies Limited
Electronics City, Hosur Road
Bangalore 561 229, India